UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 275th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 5, 2015

1. DATE, TIME AND PLACE: On August 5, 2015, at 9:00 a.m., at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents; William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council; Sérgio Luiz Felice, Accounting Director; Leandro Cappa, Investor Relations Officer; Fábio Fernandes Medeiros, Chief Legal Officer; Marcelo Magalhães Fernandes, representative of Deloitte Touche Tohmatsu Auditores Independentes and Fernando Sampaio, representative of LCA Consultores Ltda.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)            Take cognizance of the themes examined by the Board’s Advisory Committees and Commissions in the month of July;

(ii)          Take cognizance of the managerial highlights and material facts in July, reported by the Chief Executive Officer;

(iii)         Approve the minutes of the 271st, 272nd, 273rd and 274th meetings of the Board held on June 24, July 3, July 28, and July 31, 2015;

(iv)        Consider, pursuant to item (ac), Article 17 of the Bylaws, the separate and consolidated interim financial information of CPFL Energiaincluded in the Quarterly Financial Information Form (ITR) for the quarter ended June 30, 2015, as prepared by the Board of Executive Officers and presented by the Accounting Director and the Investor Relations Officer, accompanied by the Independent Auditor’s Report issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The Chairman of the Board requested the opinion of the representative of Deloitte and of the Chairman of the Fiscal Council. Marcelo Magalhães Fernandes reported that the Independent Auditors reviewed the financial statements and considered that they were fairly prepared, in accordance with the separate and consolidated interim financial information. William B. Cavalcanti Filho reported that the Fiscal Council examined the financial statements and discussed them with the Accounting Director and with the Independent Auditors, and issued an unqualified report;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(v)         Take cognizance of the results of the Calibration Committees and the List of Successors of acting Directors of CPFL Energia, Presidents of the subsidiaries and Executive Board of CPFL Renováveis, included in the Succession Plan, presented by the Vice-Presidency of Planning and Business Management, after previous examination by the Human Resources Management Committee;

(vi)        Approve the revision of the Individual Short-Term Target Plans of the Board of Executive Officers of the Company (“ICP Plan”) for 2015, formalized via individual target contracts and approved in the 261st meeting held on February 6 of this year, following the recommendation for approval by the Human Resources Management Committee;

(vii)       Approve (vii.i) the calculations that defined the Virtual Unit of Value (“UVV”) used as reference in the Long-Term Incentive Plan (“ILP Plan”) 2014-2022, related to the 2015-2021 Program, for conversion of the ILP target of the 2nd grant; (vii.ii) the table containing the goals of appreciation of the UVVs for the 2015-2021 Program, which will become an integral part of the Administrative Rule of the ILP Plan 2014-2022, approved in the 264th meeting, held on March 25 of this year; and (vii.iii) the number of UVVs to be granted to Eligible Executives, Officers and Managers of CPFL Energia and its subsidiaries, related to the 2015-2021 Program, in accordance with items 2, 6 and 8.3 of Administrative Rule of the ILP Plan 2014-2022, following the examination and recommendation for approval by the Human Resources Management Committee;

(viii)    Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), Article 17 of the Company’s Bylaws and to Resolution 2015061-E of the Board of Executive Officer, the acquisition of twenty-four average megawatt per year (24.00 average-MW/year) of conventional electricity, through a Public Bidding Process held on June 17, 2015 (Notice 006/2015) from Eletrosul Centrais Elétricas S.A. (“Eletrosul”), for the period from January 1, 2016 to December 31, 2018;

(ix)         Approve, pursuant to item (i), Article 17 of the Bylaws and to Resolution 2015069-E of the Board of Executive Officers: (ix.i) the funding operation, by CPFL Energia, of up to five hundred million reais (R$500,000,000.00), through loans based on Law 4,131/62, with swap to Certificate of Interbank Deposit (“CDI”), Bank Letter of Credit, Debenture Issue and/or other working capital operations; and (ix.ii) contribution of funds, by CPFL Energia, through Advances for Future Capital Increase (“AFACs”), to subsidiaries, following the recommendation for approval by the Budget and Corporate Finance Commission;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(x)          Recommend that the managers appointed by the Company in the management bodies of subsidiaries vote for approval of the following items: (x.i) CPFL Paulista, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), RGE, Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Companhia Jaguari de Energia (“CPFL Jaguari”): Amendment to the Service Agreement for Logistics Operation entered into with DHL Logistics Brazil Ltda. (Resolution 2015068-E of the Board of Executive Officers); (x.ii) CPFL Paulista: Amendment to the Service Agreement for Construction and Scheduled Maintenance to the Electricity Lines and Distribution Grids in Urban and Rural Areas (“CCM”), entered into with  Renascer Construções Elétricas Ltda. and B. Tobace Construções e Serviços Ltda. (Resolution 2015067-E of the Board of Executive Officers); and (x.iii) CPFL Eficiência Energética S.A. (“CPFL ESCO”): (a) Incorporation of a wholly owned subsidiary, following the recommendation for approval by the Strategy Commission; (b) Bylaws; (c) Publication of Call Notice for the Shareholders’ Meeting to consider the incorporation; and (d) Election of the Executive Board (Resolution 2015060-E of the Board of Executive Officers);

(xi)       Take cognizance of the consolidated results for the month of June/2015; and

(xii)   Take cognizance of the domestic and international macroeconomic scenario and the long-term outlook and alternative scenarios for the projections of the Strategic and Budgetary Planning Cycle for 2016-2020.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.